10029715

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERPACIFIC INVESTORS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2632 SECOND AVENUE

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY LUNDGREN (212) 400-7352
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY LUNDGREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERPACIFIC INVESTORS SERVICES, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY D. HODKIN
COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 24, 2012
STATE OF WASHINGTON

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Interpacific Investors Services, Inc. as of December 31, 2009, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 27, 2010

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	1,037,260
Securities owned, at market value		6,656,628
Interest and commissions receivable		157,586
Prepaid expenses and deposits		20,340
	$	7,871,814

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payable to clearing organization	$	1,135,043
Accounts payable and other liabilities		112,620
Payable to affiliates		248,031
Commissions payable		32,667
Income tax payable		500,000
Other		4,800
Total liabilities		2,033,161
Stockholders' equity		
Common stock, Class "A" voting, $.10 par value, 500,000 shares authorized, 52,541 issued and outstanding		5,254
Additional paid-in capital		2,577,540
Retained earnings		3,255,859
		5,838,653
	$	7,871,814

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

Revenue	
Commission and trading income	$ 4,860,704
Management services - related party	155,000
Interest income	785,735
Total revenue	5,801,439
Expenses	
Commissions	467,873
Office salaries and benefits	254,047
Interest	63,940
Rent	61,250
Clearing fees	69,655
Taxes and licenses	14,848
Professional fees	27,286
Office expenses and miscellaneous	37,077
Insurance and bonds	21,190
Total expenses	1,017,166
Income before income taxes	4,784,273
Income tax expense	800,000
Net income	**$ 3,984,273**

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2008	$ 5,254	$ 2,577,540	$ (728,414)	$ 1,854,380
Net income			3,984,273	3,984,273
Balances, December 31, 2009	$ 5,254	$ 2,577,540	$ 3,255,859	$ 5,838,653

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net income	$ 3,984,273
Adjustments to reconcile net income to net cash from operating activities:	
Deferred tax provision	300,000
Change in operating assets and liabilities	
Securities owned	(4,719,591)
Interest and commissions receivable	(75,719)
Prepaid expenses and deposits	(5,492)
Payable to clearing organization	508,735
Payable to affiliates	185,518
Commissions payable	507
Accounts payable and other liabilities	57,036
Income tax payable	500,000
Net cash flows from operating activities	735,267
Cash Flows from Investing Activity	
Payments received on loan	86,753
Increase in cash	**822,020**
Cash Balance, beginning of year	215,240
Cash Balance, end of year	$ 1,037,260
Supplemental Cash Flow Information	
Cash paid during year for interest	$ 63,940
Cash paid during year for income taxes	$ -

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Interpacific Investors Services, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company trades securities, primarily corporate and municipal bonds, for customers through independent sales representatives and trades and holds these types of securities for the Company's own account. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash in banks and other financial institutions. The Company has deposits in excess of federally insured limits.

Revenue Recognition

Securities transactions and the related commissions revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Fair Value Measurements of Securities Owned

Securities owned and securities sold, not yet purchased (short sales) are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value measurement of these securities was determined as follows:

	Level 1	Level 2	Total
Corporate debt securities	$ -	$ 5,540,748	$ 5,540,748
Municipal debt securities		1,111,842	1,111,842
Corporate stocks	4,038		4,038
Total	$ 4,038	$ 6,652,590	$ 6,656,628

All debt securities are interest bearing.

Two issuers of corporate debt securities (Texas Competitive Electric Holdings and Trump Ocean Club) represent a total of 89% of the total corporate debt balance. Municipal debt issuers in one state (Texas) represent a total of 81% of the total municipal debt balance.

Interest and Commissions Receivable

Interest and commissions receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables, and, based on its knowledge of those entities that owe it money, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2009, no allowance was considered necessary. If an allowance amount was established, any bad debt would be written off against it (when determined to be uncollectible).

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

The income tax expense is composed of:

Current provision – federal	$	494,300
Current provision – state		5,700
Deferred tax provision		300,000
	$	800,000

The provision of income tax differs from the statutory rate due to a change in the valuation allowance of $725,000 and due to the Company having significant amounts of nontaxable municipal interest income. The Company used approximately $3,000,000 of net operating losses from prior years to reduce taxable income in 2009.

The Company records a liability, if any for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2009. Tax years that remain subject to examination are the years ended December 31, 2006, through December 31, 2009.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was on February 27, 2010.

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions that require clearing services and maintain its customer accounts on behalf of the Company. Amounts due to a clearing organization bear interest and the rate was 5% at December 31, 2009 (there is no maturity date with this payable). The amounts are secured by securities owned. The total amount of interest paid to the clearing organization in 2009 was $63,940.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counterparty risk is minimized by trading only with other broker-dealers and clearing trades via the Fedwire and the Depository Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Related Party Transactions

The Company is affiliated with a few other companies through common control. The Company leases office space from an affiliated company on a month-to-month basis. The lease payments paid to this affiliated company amounted to $61,250 in 2009.

The Company provides management services to affiliated companies including accounting, leasing, and asset management. Management services income in 2009 was $155,000.

Also, during 2009, the Company had sold securities to the parent company and recorded a total commission revenue of $927,053 for these transactions.

The Company also uses furniture and equipment owned by one of the affiliated companies (without charge). Any charges that would be allocated to the Company are not material.

The Company also has several receivable and payable accounts with three affiliated companies which resulted in a payable due to affiliates for $248,031.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2009, was $100,000. At December 31, 2009, the Company had computed net capital of $4,523,683, which was in excess of the required net capital level by $4,423,683. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was .20 to 1.

SUPPLEMENTARY INFORMATION

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 5,838,653
Deductions		
Prepaid expenses and deposits		(20,340)
Haircuts on security positions		
Securities owned		
Municipal debt securities	$ (166,842)	
Corporate debt securities	(831,112)	
Common stock	(557)	
Undue concentration	(296,119)	
		(1,294,630)
Net capital		4,523,683
Minimum net capital		100,000
Excess net capital		$ 4,423,683

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to affiliates	$ 248,031
Commissions payable	32,667
Other	4,800
Accounts payable and other liabilities	112,620
Income tax payable	500,000
Total aggregate indebtedness	$ 898,118

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	20%
Ratio of aggregate indebtedness to net capital	.20 to 1

Interpacific Investors Services, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2009

Net capital per the broker's unaudited Focus Report, Part IIA as per audited financial statements	$ 4,523,683

Adjustments were made to net capital per the broker unaudited Focus Report, Part IIA, as a result, the company amended their original report and provided an adjusted Focus Report, Part IIA for our audit.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Interpacific Investor Services, Inc. ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguard securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 27, 2010

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

C O N T E N T S

INTERPACIFIC INVESTOR SERVICES, INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Interpacific Investor Services, Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Interpacific Investor Services, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences.

2. We compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenue reported on the Focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 27, 2010

INTERPACIFIC INVESTOR SERVICES, INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)
For the Period from April 1, 2009 to December 31, 2009

Total assessment (April 1, 2009 to December 31, 2009) and amount due with the Form SIPC-7T	$ 12,564